Filed pursuant to Rule 424(b)(7)

703,622 Shares of Common Stock

Prospectus Supplement
(to Prospectus dated March 16, 2006)

________________________________________________________________________

The selling stockholders identified in this prospectus supplement may offer and sell from time to time up to 703,622 shares of our common stock. These shares were issued to affiliates and other related entities of the selling stockholders in connection with the acquisition of our Franklin Group, Smith Hanley and Pharmaceutical Resource Solutions business units. We have agreed to pay the expenses of the offering. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is quoted on the Nasdaq National Market under the symbol "VTIV." On March 15, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $31.75 per share. We advise you to obtain a current market quotation for our common stock.

Investing in our common stock involves risks. See the "Risk Factors" incorporated into the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2005.

Amount to be registered	703,622
Proposed maximum offering price	$29.10
Proposed aggregate offering price	$20,475,400
Amount of registration fee	$2,191

The proposed maximum and aggregate offering price of the common stock have been estimated in accordance with Rule 457 of the Securities Act based on the average high and low prices reported on the Nasdaq National Market on March 15, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

March 16, 2006

TABLE OF CONTENTS

Prospectus Supplement

The Selling Stockholders
Plan of Distribution
Subsequent Events
Legal Matters
Experts
Where You Can Find More Information; Incorporation by Reference

About This Prospectus Supplement

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. This prospectus supplement is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus supplement or of any such shares of our common stock.

This document is in two parts. The first part is this prospectus supplement, which adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common stock. This prospectus supplement adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the securities specifically offered by it, but only under circumstances and in jurisdictions where it is lawful to do so.

THE SELLING STOCKHOLDERS

The Common Stock

On June 9, 2004, we issued an aggregate of 203,339 shares, and on April 11, 2005 we issued an aggregate of 25,206 shares, respectively, of common stock to the predecessors of our Franklin Group business unit as consideration for the acquisition of substantially all of the assets of those predecessors. We anticipate issuing an aggregate of 38,605 shares of common stock to such predecessors during March 2006 as additional consideration for the acquisition and such shares are included in the shares offered by the selling stockholders who were stockholders of such predecessors.

On October 13, 2004, we issued an aggregate of 1,335,292 shares, and on March 23, 2005 we issued an aggregate of 111,225 additional shares of common stock to the predecessors of our Smith Hanley business unit as consideration for the acquisition of substantially all of the assets of those predecessors.

On August 5, 2005, we issued an aggregate of 186,943 shares of common stock to the predecessor of our Pharmaceutical Resource Solutions business unit as consideration for the acquisition of substantially all of the assets of that predecessor.

The shares issued in the foregoing acquisitions were issued pursuant to Section 4(2) of the Securities Act. The shares were subsequently transferred by the selling entities to individuals who had, or who controlled entities that had, preexisting equity interests in the selling entities. The transferees of those shares are the selling stockholders named in this prospectus. Of the shares of common stock issued in the acquisitions, an aggregate of 703,622 shares are offered hereby. Under the terms of the acquisitions, 186,943 of the shares offered hereby are subject to contractual prohibitions on resale until August 5, 2006.

Stock Ownership of Selling Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of March 15, 2006 by the selling stockholders.

The number of shares that may actually be sold by any selling stockholder will be determined by that selling stockholder. Any selling stockholder may sell some, all or none of these shares. Because the offering contemplated by this prospectus is not being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. We do not know how long any selling stockholder will hold the shares before selling them and, with the exception of the resale restrictions described above, we currently have no agreements, arrangements or understandings with any selling stockholder regarding the sale of any of the shares.

The table assumes that each selling stockholder sells as many shares as it can under this prospectus. With the exception of Gary Kowalski, Steven Tarnoff and Robert P. Wunder, who are inactive employees, and William Edward Fitzgibbon IV, George Melillo, Michael Melillo and Brant Smith, who are non-employees, all of the selling stockholders are employees of our Franklin Group, Smith Hanley or Pharmaceutical Resource Solutions business units.

Selling Stockholder	Common Stock Beneficially Owned Prior to the Offering (1)	Number of Shares of Common Stock to be Sold Under the Offering	Shares of Common Stock Beneficially Owned After the Offering (2)
			Number	Percent
Bauer, Brian	1,544	1,544	0	0
Connolly, Michael	772	772	0	0
Davis, Andy	8,570	8,570	0	0
Fitzgibbons IV, William Edward	14,465	14,465	0	0
Gmoser Tracy	16,204	16,204	0	0
Hands, David	5,071	5,071	0	0
Hanley, Tom	124,308	124,308	0	0
Hlinak, Mike	8,874	8,874	0	0
Honnold, Linda Burtch	20,841	20,841	0	0
Judson, Robin	29,581	29,581	0	0
Kowalski, Gary	9,072	9,072	0	0
Mandler, Drew	16,079	16,079	0	0
Melillo Jr, George	46,736	46,736	0	0
Melillo, Joseph	46,735	46,735	0	0
Melillo, Michael	46,736	46,736	0	0
Melillo, Robert	46,736	46,736	0	0
Montras, Jackie	5,172	5,172	0	0
Paige, Jacque	19,462	19,462	0	0
Schwarz, Tom	40,996	40,996	0	0
Shearer, Wilfred L.	63,447	62,780	0	0
Shelly, Keith	8,215	8,215	0	0
Smith, Brant	63,081	63,081	0	0
Tarnoff, Steven	9,072	9,072	0	0
Wastrom, Rick	17,140	17,140	0	0
Wunder, Robert P.	35,380	35,380	0	0
Total	704,289	703,622	0	0

________________

(1) We have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Exchange Act and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares beneficially owned by each of the selling stockholders and the percentage ownership of the selling stockholders, we included any shares as to which each selling stockholder has sole or shared voting power or investment power, as well as any shares of our common stock subject to options, warrants or other derivative securities held by that selling stockholder that are currently exercisable or exercisable within 60 days after March 15, 2006. Without limitation, we have included all currently issued shares that are subject to unexpired limitations on resale.

(2) Does not include earnout shares with respect to our 2005 fiscal year under the acquisition agreements relating to our Smith Hanley and Pharmaceutical Resource Solutions LLC acquisitions, which have not been awarded as of the date of this prospectus supplement and which are subject to a one year contractual restriction on resale from the date of issuance.

Registration Rights

None of the selling stockholders have demand registration rights relating to our common stock. The selling stockholders who held equity interests in the Smith Hanley predecessor entities hold "piggyback" registration rights relating to certain offerings of our common stock. The shares of common stock offered by those selling stockholders pursuant to this prospectus supplement are not included on the basis of those registration rights.

PLAN OF DISTRIBUTION

Any selling stockholder may sell all or a portion of our common stock beneficially owned by it and offered hereby from time to time directly or through one or more broker-dealers or agents. This prospectus supplement does not contemplate a distribution of shares in a firm commitment underwriting. If the common stock is sold through broker-dealers, the selling stockholder will be responsible for agent's commissions. The common stock may be sold in one or more transactions at prevailing market prices at the time of the sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

(1)	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

(2)    in the over-the-counter market,

(3)	in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

(4)	through the writing of options, whether the options are listed on an options exchange or otherwise,

(5)     through the settlement of short sales,

(6)     through a combination of such methods of sale, or

(7)     through any other method permitted pursuant to applicable law.

If a selling stockholder effects such transactions by selling shares of common stock to or through broker-dealers or agents, such broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from that selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, a selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. A selling stockholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. A selling stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

A selling stockholder may pledge or grant a security interest in some or all of the shares of common stock owned by that selling stockholder and, if that selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(7) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. A selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

A selling stockholder and any broker-dealer or agent participating in the sale of the shares of common stock may be deemed to be an “underwriter” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such broker-dealer or agent may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. Any person deemed to be an underwriter will be subject to the prospectus delivery requirements of the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the stock purchase agreement, estimated to be approximately $25,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will be solely responsible for any discounts or selling commissions. We will indemnify each selling stockholder against liabilities, including some liabilities under the Securities Act or each selling stockholder will be entitled to contribution. We may be indemnified by each selling stockholder, severally and not jointly, against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by that selling stockholder specifically for use in this prospectus or we may be entitled to contribution. Each selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of our common stock against civil liabilities, including liabilities under the Securities Act.

Once sold under the registration statement which includes this prospectus, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

SUBSEQUENT EVENTS

As of the date of this prospectus supplement, we have changed our corporate brand name to inVentiv Health, Inc. as part of a re-branding initiative that began when we acquired inChord Communications in October 2005. The legal name change will be effected following our annual shareholders meeting in June 2006, subject to receipt of stockholder approval.

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon for us by Akerman Senterfitt LLP, New York, New York.

EXPERTS

The consolidated financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Ventiv Health, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph referring to the revision of the consolidated statements of cash flows for the years ended December 31, 2004 and 2003, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION;
INCORPORATION BY REFERENCE

We file annual, quarterly and special reports with the Commission. Our Commission filings are available over the Internet at the Commission’s web site at http://www.sec.gov. You may also read and copy any document we file at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the Public Reference Room and its copy charges.

We incorporate into this prospectus supplement by reference the following documents filed by us with the Commission, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, each of which should be considered an important part of this prospectus supplement:

Commission Filing (File No. 000-30110)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2005
Current Report on Form 8-K	February 8, 2006
Description of our common stock contained in the Registration Statement on Form 10-12G and any amendment or report filed for the purpose of updating such description........	June 28, 1999, August 10, 1999, September 1, 1999, September 21, 1999 and September 22, 1999
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934	After the date of this prospectus supplement

You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address or telephone number:

Ventiv Health, Inc.
Vantage Court North
200 Cottontail Lane
Somerset, NJ 08873
Phone: (800) 416-0555

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

The information in this prospectus supplement and the accompanying prospectus may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in the prospectus supplement and the accompanying prospectus, before making an investment decision.